Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 48 dated October 20, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PN64

ISIN:	US52517PN647

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$60,000,000

	Total	Per Note
Issue Price	U.S.$60,000,000	100%
Agent’s Commission	U.S.$0	0%
Proceeds to Lehman Brothers Holdings	U.S.$60,000,000	100%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes, in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal ☐	As agent

Trade Date:	October 20, 2006

Issue Date:	November 7, 2006

Stated Maturity Date:	November 7, 2016, provided that if such day is not a New York and London business day, then such day will be the following New York and London business day.

Date From Which Interest Accrues:	☒	Issue Date
☐	Other:

☒	Fixed Rate Note

Interest Rate per Annum:	For each Interest Period commencing on or after the Issue Date to but excluding November 7, 2007: 11.00%

For each Interest Period commencing on or after November 7, 2007: 11.00% times the Interest Accrual Factor

☐ Floating Rate Note	☐	CD Rate
☐	Commercial Paper Rate
☐	Federal Funds (Effective) Rate
☐	Federal Funds (Open) Rate
☐	LIBOR Telerate
☐	LIBOR Reuters
☐	EURIBOR
☐	Treasury Rate:	Constant Maturity	☐ Yes	☐ No
☐	Prime Rate
☐	Eleventh District Cost of Funds Rate
☐	CMS Rate
☐	Other

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Period:

Semi-annually, from and including each Interest Payment Date  (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Stated Maturity Date, in the case of the final Interest Period).

Interest Payment Dates:

Each May 7 and November 7, commencing on May 7, 2007; provided that if such day is not a New York and London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date.

Interest Accrual Factor:	The number of calendar days in each Interest Period on which the Spread is equal to or greater than 0.20%, divided by the total number of calendar days in each such Interest Period.

Spread:	For any day during an Interest Period, the 5-Year CMS Rate minus the 2-Year CMS Rate, subject to the Rate Cut Off.

Rate Cut Off:

The Spread for Saturday, Sunday or a day which is not a New York and London business day will be the Spread for the immediately preceding New York and London business day. The Spread applicable to the fifth New York and London business day prior to an Interest Payment Date will remain in effect until the Interest Payment Date.

5-Year CMS Rate:

For any New York and London business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “5YR” as of 11:00 a.m., New York city time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

2-Year CMS Rate:

For any New York and London business day during any Interest Period, the rate that appears on Reuters Screen ISDAFIX1 under the heading “2YR” as of 11:00 a.m., New York city time, on that day.  If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒	No

Calculating Agent:	Lehman Brothers Special Financing

Form of Note:	☒	Book-entry only (global)	☐	Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings Inc. intends to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus.

HISTORICAL LEVELS OF THE 5-YEAR CMS RATE AND THE 2-YEAR CMS RATE

The following shows for illustrative purposed the 5-Year CMS Rate and the 2-Year CMS Rate in effect on the hypothetical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes for an Interest Period commencing on or after November 7, 2007, however, will be determined based on the 5-Year CMS Rate and the 2-Year CMS Rate in effect on each day during that Interest Period.  The historical experience of the 5-Year CMS Rate and the 2-Year CMS Rate should not be taken as an indication of the future performance of the 5-Year CMS Rate and the 2-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 5-Year CMS Rate and the 2-Year CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	5yr CMS Rate (in %)	2yr CMS Rate (in %)	5yr CMS Rate— 2yr CMS Rate (in %)
5/8/2006	5.495	5.422	0.073
11/7/2005	5.05	4.915	0.135
5/9/2005	4.434	4.121	0.313
11/8/2004	3.946	3.182	0.764
5/7/2004	4.466	3.007	1.459
11/7/2003	3.876	2.383	1.493
5/7/2003	2.92	1.602	1.318
11/7/2002	3.336	2.152	1.184
5/7/2002	4.889	3.544	1.345
11/7/2001	4.063	2.715	1.348
5/7/2001	5.469	4.679	0.79
11/7/2000	6.808	6.673	0.135
5/8/2000	7.756	7.609	0.147
11/8/1999	6.533	6.246	0.287
5/7/1999	5.937	5.586	0.351
11/9/1998	5.256	5.1	0.156
5/7/1998	6.037	5.935	0.102
11/7/1997	6.24	6.073	0.167
5/7/1997	6.883	6.571	0.312
11/7/1996	6.268	5.899	0.369
5/7/1996	6.901	6.38	0.521
11/7/1995	6.064	5.729	0.335
5/8/1995	6.684	6.36	0.324
11/7/1994	8.06	7.383	0.677

Hypothetical Interest Payment Dates	5yr CMS Rate (in %)	2yr CMS Rate (in %)	5yr CMS Rate— 2yr CMS Rate (in %)
5/9/1994	7.382	6.531	0.851
11/8/1993	5.274	4.27	1.004
5/7/1993	5.271	3.953	1.318
11/9/1992	6.479	4.937	1.542
5/7/1992	7.102	5.523	1.579
11/7/1991	7.19	5.9	1.29
5/7/1991	8.34	7.35	0.99
11/7/1990	8.84	8.27	0.57
5/7/1990	9.56	9.3	0.26
11/7/1989	8.69	8.44	0.25
5/8/1989	9.78	9.85	-0.07
11/7/1988	9.39	9.12	0.27
5/9/1988	9.37	8.69	0.68
11/9/1987	9.34	8.55	0.79

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.